NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

December 15, 2005

Re: NABI North American Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern

Find attached NABI Rt.'s latest news release.

Sincerely,

Rita Szalay
Corporate Affairs Manager

Attachment:
NABI Rt. news release

12/30

15. December 2005

Decrease in Morgan Stanley & Co. shareholding

Morgan Stanley & Co. Incorporated has informed the Company of the decrease in its NABI shareholding to 4.135%.

-END-

For NABI related information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

December 07, 2005

Re: NABI North American Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern

Find attached NABI Rt.'s latest news releases.

Sincerely,

Andras Bodor
Corporate Affairs Director

Attachment:
2 NABI Rt. news releases

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

Newsrelease

December 7, 2005

The Bank of New York issued NABI ADRs

The Bank of New York announced that the company's influence in NABI Bus Industries Rt. has increased to 10.25% as a result of the issuance of American Depository Receipts (ADRs) requested by the shareholders of the First Hungary Fund Ltd.

These ADRs are restricted since they are not registered under the US Securities Act.

-END-

For NABI related information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

NABI BUS INDUSTRIES RT.

30. November 2005

Announcement to Shareholders Regarding Restructuring

On May 26, 2005 NABI Autobuszipari Rt. (NABI Rt.) announced that with its wholly owned subsidiary NABI, Inc. (together "NABI") they had entered into a Master Support Agreement ("MSA") with their Financiers which provided for both a temporary conditional waiver for NABI's events of default then existing under their financing agreements for the term of the MSA and the restructuring of NABI's secured debt. Since that date NABI has been working towards the objectives and subsequent implementation of the agreements set out in the MSA.

As a precondition of the implementation of the MSA, the Annual General Meeting of the Shareholders of NABI Rt. held on May 27, 2005 authorized the Board of Directors to issue new shares in exchange for a part of NABI's debt. This authorization was valid until November 30, 2005. As part of this agreement with the Financiers, NABI undertook to continue with the restructuring efforts with a view to reducing its debt.

On July 28, 2005 as previously announced NABI Inc sold all of its shares in Optare Holdings Ltd. to a UK based Company, the proceeds from which were used to reduce NABI's debt.

NABI, Inc. has solicited offers and received a term sheet from a proposed lender for the provision of additional working capital for its US operations and is currently considering the terms of the offer.

The Board of Directors of NABI Rt. together with the Company's restructuring advisers Conway, Del Genio, Gries and Co. LLC and Vantis Numerica LLP, have examined offers for the purchase of a part or whole of NABI's assets and businesses and continue to consider proposals from prospective buyers.

At the present time NABI is proceeding with a transaction which is aimed at implementing the restructuring consistent with the MSA (the "Restructuring"). As the authorization of the Board of Directors to issue new NABI Rt. shares has not been used any new share issuance by NABI Rt. is therefore subject to further shareholder approval.

Under its terms the MSA would have expired on November 30, 2005. However, since the restructuring has not been completed by this date and to support the continuation of the restructuring process, the Financiers and NABI have agreed to extend the expiry date of the MSA

from November 30 to December 31, 2005. If the Restructuring is not completed or a further extension is not agreed with the Financiers by December 31, 2005, the waivers granted by the Financiers in the MSA will terminate.

The Board of Directors remains committed and continues to work diligently so as to achieve the implementation of the Restructuring and appreciates the understanding of the shareholders. Further information will be communicated as the Restructuring proceeds.

- END -

For further information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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